Morgan Stanley California Insured Municipal Income Trust
Morgan Stanley Insured California Municipal Securities
Morgan Stanley Insured Municipal Bond Trust
Morgan Stanley Insured Municipal Income Trust
Morgan Stanley Insured Municipal Securities
Morgan Stanley Insured Municipal Trust
522 Fifth Avenue
New York, New York 10036
October 1, 2008

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry L. Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley California Insured Municipal Income Trust (File No. 811-07344)
Morgan Stanley Insured California Municipal Securities (File No. 811-07111)
Morgan Stanley Insured Municipal Bond Trust (File No. 811-06053)
Morgan Stanley Insured Municipal Income Trust (File No. 811-06590)
Morgan Stanley Insured Municipal Securities (File No. 811-07109)
Morgan Stanley Insured Municipal Trust (File No. 811-06434)
(each a “Trust” and, collectively, the “Trusts”)
Dear Mr. Greene:
Thank you for your telephonic comments on September 23, 2008 regarding the preliminary proxy statement for the Trusts, filed with the Securities and Exchange Commission on September 16, 2008. Below, we describe the changes made to the proxy statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the definitive proxy statement for the Trusts, which will be filed via EDGAR on or about October 1, 2008.

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” language via EDGAR.
Response 1. This SEC response letter, which incorporates the “Tandy” language, will be filed via EDGAR as correspondence separate from the definitive proxy statement filing.

Comment 2.	To the extent that a Proposal will raise the level of risk with respect to a Trust, please add appropriate disclosure.
Response 2. The requested disclosure has been included.

October 1, 2008

Comment 3.	In the question and answer section, please include the word “fundamental” in (i) and (ii) of the first answer.
Response 3. We respectfully acknowledge your comment; however, because the Proposals to which (i) and (ii) relate are proposing to change certain of the Trusts’ investment policies to non-fundamental, we believe that the addition of this reference will confuse shareholders of the Trusts.

Comment 4.	In the second answer in the question and answer section, consider clarifying what the “conditions” referenced are.
Response 4. We respectfully acknowledge your comment; however, we believe that this clarification is included in the body of the proxy statement and to add additional detail regarding the conditions in the question and answer section would defeat the reason for including the question and answer section (i.e., to include a simplified introduction to the Proposal).
     Proposal No. 1

Comment 5.	The current 80% investment policy refers to “insurance issued by insurers rated...” and the proposed 80% investment policy refers to “insurance issued by insurers whose claims-paying ability is rated...” Please clarify the difference between these two phrases.
Response 5. The phrase “claims-paying ability” has been deleted.

Comment 6.	In the fifth paragraph of this Proposal, please include the reference to a NRSRO.
Response 6. The disclosure has been revised accordingly.
     Proposal No. 2

Comment 7.	Please include a definition of an “escrow secured obligation.”
Response 7. The requested disclosure has been included.

Comment 8.	Please remove the phrase “or to keep cash on hand fully invested” in the current investment policy.
Response 8. The above referenced phrase is not included in the proposed investment policy.

Comment 9.	Please clarify whether the Trusts’ investments in swaps may include credit default swaps.

October 1, 2008
Response 9. While the Trusts’ investments in swaps may include credit default swaps, the Trusts’ have no current intention to engage in credit default swaps. To the extent that the Trusts invest in credit default swaps in the future, appropriate disclosure will be included in the Trusts’ shareholder reports.

Comment 10.	Please include risk disclosure regarding the Trusts’ investments in options, futures, swaps and other derivatives.
Response 10. The requested disclosure has been included.
     Proposal Nos. 3 and 4

Comment 11.	In the fourth sentence of the last paragraph on page 7, please include “fundamental” before “policy.”
Response 11. The disclosure has been revised accordingly.

Comment 12.	Please confirm that each time a Proposal includes “to the extent permitted by the Investment Company Act or the rules and regulations thereunder” that the disclosure explains what the current requirements are.
Response 12. The requested disclosure has been included.

Comment 13.	Please include additional disclosure to Proposal 3.J. about the temporary limitations on short selling.
Response 13. As currently stated in the proxy statement for each Trust, no Trust has any current intention to engage in short selling. Therefore, we do not believe such disclosure is appropriate.

Comment 14.	Please note whether Proposal 3.K. includes investments in hedge funds.
Response 14. The Trusts do not currently intend to invest in hedge funds but have the ability to do so.

Comment 15.	Please include the disclosure requested in Comment 12 above in Proposal 4.B.
Response 15. The requested disclosure has been included.

Comment 16.	Please include the disclosure requested in Comment 12 above in Proposal 4.C.
Response 16. The requested disclosure had been included in the preliminary proxy filing.

October 1, 2008
*     *     *
          As you have requested and consistent with SEC Release 2004-89, we hereby acknowledge that:
•	each Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve a Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	each Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6961, Stuart Strauss of Clifford Chance US LLP at (212) 878-4931 or Brynn D. Peltz of Clifford Chance US LLP at (212) 878-8055. Thank you.

Best regards,
/s/ Joanne Antico
Joanne Antico